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February 27, 2007

U.S. Global Accolade Funds
7900 Callaghan Road
San Antonio, TX 78229

RE: FUND EXPENSE CAP

This is to confirm and acknowledge that U.S. Global Investors, Inc. hereby agrees to limit total operating expenses of the Global Emerging Markets Fund to not exceed 2.5% of average net assets on an annualized basis through February 28, 2008.

Sincerely,

/s/ Frank E. Holmes
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Frank E. Holmes
Chief Executive Officer